V I K A   C O R P.

Suite 202, 2310 W 2nd Avenue

Vancouver, BC

V6K 1J1

Tel:  604.221.4989

Fax:  604.736.4912

October 11, 2005

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 0304

Washington, D.C. 20549-0304

Attention: Ms. Anita Kuru

Dear Sirs:

Re:

Vika Corp.

Registration Statement on Form SB-2

File No. 333-124421

This letter is in response to your comment letter dated October 6th, 2005 regarding the registration statement on Form SB-2 filed by Vika Corp., and accompanies Amendment No. 3 to the filing.  We have reproduced below the comments in your letter and then direct your attention to how your comment was addressed and/or provide supplemental information.  The comments are being answered in behalf the issuer.  Accordingly, some answers are given in first person as though the issuer was answering the comment directly.

Determination of offering price, page 7

1.

We note your response to comment 3 in our letter dated August 9, 2005.  Please Include your response in the next amendment to your filing.

We have amended the disclosure to include the response in the actual SB-2 at page 7.

Plan of Operations, page 21

2.

We note your revisions in response to comment 9 in our letter dated August 9, 2005.  Based on your revenues as of the most recent practicable date and the uncertainty of additional Funding, please state how long you realistically expect to continue as a viable business.

Disclosure revised at page 20.

Legality Opinion, Exhibit 5.1

3.

The disclaimer in the last paragraph of your legality opinion is inappropriate.  Please delete.  Also, your legality opinion must be dated as of the effective date of your filing.

We have reattached as Exhibit 5.1 a legal opinion from Penny Green, a Vancouver based attorney licensed to practice law in the State of Washington.

We look forward to hearing from you.

Yours truly,

VIKA CORP.

“Scott  Sutherland”

Scott Sutherland,

President and CEO